

SECURITI

SEC

17005856

Mail ProceA**NNU**ᴀ**ᴜᴅ**ɪ**ᴛ**ᴇᴅ **REPORT**

Section **FORM X-17A-5**

FEB 2 7 2017 **PART III**

Washington DC

413

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SEC FILE NUMBER

8-52490

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/16_____ AND ENDING_____12/31/16_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WELLS, NELSON & ASSOCIATES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____TWO LEADERSHIP SQUARE, 211 N. ROBINSON, STE. 1600_____

(No. and Street)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____OKLAHOMA CITY_____OK_____73102_____

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____EDWARD F. WELLS_____405-239-9000_____

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____MOSS ADAMS LLP_____

(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, STE. 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _____EDWARD F. WELLS_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WELLS, NELSON & ASSOCIATES, LLC_____ , as
of _____DECEMBER 31_____ , 20___16_____ , are true and correct. I further swear
(or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

> JOYCE A. SANDERS
> [SEAL] Notary Public
> State of Oklahoma
> Commission # 01004352 Expires 03/13/17

_____
Notary Public

_____
Signature

President
_____
Title

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.

☑ (b) Statement of Financial Condition.

☑ (c) Statement of Income (Loss).

☑ (d) Statement of Changes in Financial Condition.

☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☑ (g) Computation of Net Capital.

☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☑ (l) An Oath or Affirmation.

☑ (m) A copy of the SIPC Supplemental Report.

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Members
Wells, Nelson, & Associates, LLC

We have audited the accompanying statement of financial condition of Wells, Nelson, & Associates, LLC (the Company) as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the then year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells, Nelson, & Associates, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Wells, Nelson, & Associates, LLC's financial statements. The information in Schedule I is the responsibility of Wells, Nelson, & Associates, LLC's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 23, 2017



WELLS NELSON & ASSOCIATES, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	341,717
Deposits with clearing broker-dealer		1,904,085
Receivable from clearing broker-dealer		8,906
Interest receivable		5,719
Securities owned at fair value		442,082
Furniture, equipment and leasehold improvements, net		85,338
Other assets		16,473
	$	2,804,320

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	17,262
Accrued expenses		230,594
Payable to clearing broker-dealer		452,946
Total liabilities		700,802
Members' equity		2,103,518
	$	2,804,320

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Income
For the Year Ended December 31, 2016

Revenues:		
Commissions	$	1,998,584
Trading and investment gains		1,097,445
Underwriting and advisory fees		1,442,326
Interest		46,724
Other		105,399
		4,690,478
Expenses:		
Employee compensation and benefits		3,017,046
Brokerage and clearance fees		161,982
Communications		138,823
Occupancy and equipment costs		304,594
Promotional costs		129,735
Interest		10,929
Data processing costs		27,792
Regulatory fees and expenses		96,902
Errors and bad debt		827
Other		176,282
		4,064,912
Net income	$	625,566

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

	Number of Units		Members' Equity
Balance, January 1, 2016	1,367	$	1,552,952
Distributions			(75,000)
Net income			625,566
Balance, December 31, 2016	1,367	$	2,103,518

The accompanying notes are an integral part of these financial statements.

WELLS NELSON & ASSOCIATES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities		
Net income	$	625,566
Adjustments to reconcile net income to net		
cash provided (used) by operating activities:		
Depreciation and amortization		40,096
Changes in operating assets and liabilities:		
Increase in deposits with clearing broker-dealer		(849,257)
Decrease in receivable from clearing broker-dealer		499,249
Increase in interest receivable		(1,840)
Decrease in securities owned		673,467
Increase in other assets		(11,519)
Decrease in accounts payable		(13,040)
Decrease in accrued expenses		(11,635)
Decrease in payable to clearing broker-dealer		(646,496)
Net cash provided (used) by operating activities		304,591
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements		(26,694)
Net cash provided (used) by investing activities		(26,694)
Cash flows from financing activities		
Distributions		(75,000)
Net cash provided (used) by financing activities		(75,000)
Net change in cash and cash equivalents		202,897
Beginning cash and cash equivalents		138,820
Ending cash and cash equivalents	$	341,717
Supplemental Disclosures		
Cash paid for:		
Interest	$	10,929

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements present the financial position and results of operations of Wells Nelson & Associates, LLC (the "Company"), an Oklahoma limited liability company, which was formed on February 7, 2000. Three individuals who are members of management and/or employees of the Company, own the majority of the membership interests. The Company shall terminate on February 28, 2050, unless earlier terminated. Profit and loss are allocated and distributions are made to members in accordance with their percentage ownership of outstanding units. The number of membership units authorized must be approved by the majority of the board of members. Each member's liability is limited to its capital account balance. The Company generally makes distributions to its members around March of each year.

Business Operations

The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, located in Dallas, Texas, which carries the accounts and securities of the Company's customers. Principal business activities are conducting principal and agency transactions and providing underwriting and advisory services for customers primarily located in Oklahoma.

Underwriting and Advisory Fees

Underwriting and advisory fees include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and advisory fees also include fees earned from providing financial advisory services. Underwriting and advisory fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, not held for sale in the ordinary course of business.

Note 1 -   Summary of Significant Accounting Policies - continued

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is provided principally by accelerated and straight-line methods using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties, and disclosures required. The Company does not have any uncertain tax positions.

The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 -   Deposits with and Receivable from Clearing Broker-Dealer

Deposits with clearing broker-dealer include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions, trading profits, and other items. Such amounts are normally collected between five and thirty-five days after month end.

Note 3 -   Receivable from Other Broker-Dealer

Receivable from other broker-dealers include underwriting fees from securities offerings in which the Company acts as an underwriter. Such amounts are normally collected within thirty days after month end. There were no such receivables at December 31, 2016.

Note 4 -   Securities Owned

Securities owned at fair value as of December 31, 2016 are considered trading securities and consist of state and municipal obligations. In accordance with U.S. GAAP, the Company categorizes its financial instruments recorded at fair value into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Financial assets and liabilities whose value are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions a market participant would use in pricing the asset or liability.

State and municipal obligations consist of debt securities that are valued based on quotations received from dealers who make markets in such securities or by independent pricing services. These pricing services generally utilize matrix pricing which considers yield or price of bonds of comparable quality, coupon, maturity and type as well as dealer supplied prices.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Securities Owned		
	Level 1	Level 2	Level 3
State and municipal obligations	$80,338	$361,744	$ 0
Total	$80,338	$ 361,744	$ 0

The Company did not hold any financial liabilities at fair value at December 31, 2016.

Note 5 -   Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2016 is as follows:

Furniture and fixtures	$ 296,931
Equipment	208,106
Leasehold improvements	125,353
	$ 630,390
Less: accumulated depreciation and amortization	545,052
	$ 85,338

Note 6 -   Leases

The Company's facilities and certain equipment are leased under various operating leases with initial noncancelable terms in excess of one year. Rental expense related to facilities and equipment amounted to $215.225 during 2016.

The following are the minimum lease payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2016:

Year Ending December 31,	
2017	$ 217,779
2018	150,447
2019	66,500
Total minimum lease payments	$ 434,666

Note 7 -   Net Capital Requirements and Exemptive Provisions

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $1,977,271, which was $1,877,271 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was 0.13 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

WELLS NELSON & ASSOCIATES, LLC
Notes to Financial Statements
December 31, 2016

Note 8 -   Defined Contribution Plan

The Company adopted a 401(k) profit sharing plan covering all eligible employees, effective January 1, 2003. Participants may make deferral contributions up to the annual maximum amount allowed by the Internal Revenue Code. The Company may also make discretionary contributions and safe harbor matching contributions. The Company incurred administrative fees and made matching contributions of $1,522 and $65,587, respectively.

Note 9 -   Commitments and Contingent Liabilities

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2016.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Supplemental Information Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934, as of

December 31, 2016

Schedule I

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Computation of Net Capital

Total members' equity qualified for net capital		$	2,103,518
Deductions and/or charges			
Non-allowable assets:			
Furniture, equipment and leasehold improvements	$ 85,338		
Other assets	16,473		(101,811)
Net capital before haircuts on securities positions			2,001,707
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):			
Debt securities			(24,436)
Net capital		$	1,977,271

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable	$	17,262
Accrued expenses		230,594
Payable to clearing broker-dealer		10,864
Total aggregate indebtedness	$	258,720

Schedule I (continued)

WELLS NELSON & ASSOCIATES, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2016

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	17,248
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	100,000
Net capital in excess of minimum required	$	1,877,271
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	1,857,271
Ratio: Aggregate indebtedness to net capital		0.13 to 1

Reconciliation with Company's Computation

There were no material differences in this computation of net capital and the corresponding computation prepared by the Company and included in the unaudited Form X-17A-5 Part II FOCUS Report filing as of the same date



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board Members
Wells, Nelson, & Associates, LLC

We have reviewed management's statements, included in the accompanying Wells, Nelson, & Associates, LLC's Exemption Report, in which (1) Wells, Nelson, & Associates, LLC (the Company) identified provision 17 C.F.R. §15c3-3(k)(2)(ii) (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 23, 2017





EXEMPTION REPORT

DECEMBER 31, 2016

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from Rule 15c3-3 under Section (k)(2)(ii), in which all transactions are cleared through another broker-dealer on a fully disclosed basis.

2. The firm met the identified exemption provision throughout the most recent fiscal year without exception.

Edward F. Wells
President

211 NORTH ROBINSON, TWO LEADERSHIP SQUARE, SUITE 1600, OKLAHOMA CITY, OKLAHOMA 73102 TEL (405) 239-9000 FAX (405) 228-1062

DALLAS • LITTLE ROCK • OKLAHOMA CITY • TULSA

WellsNelson & Associates, L.L.C. is a registered Investment Advisor, a registered Broker/Dealer and member FINRA/SIPC

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING

AGREED-UPON PROCEDURES

DECEMBER 31, 2016



MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board Members
Wells, Nelson, & Associates, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Wells, Nelson, & Associates, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the period from January 1, 2016 to December 31, 2016, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the period from January 1, 2016 to December 31, 2016 with the amounts reported in Form SIPC-7 for the period from January 1, 2016 to December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,



MOSS ADAMS LLP

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 23, 2017

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2016**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
19*19*******2640*********************MIXED AADC 220
52490   FINRA   DEC
WELLS NELSON & ASSOCIATES LLC
TWO LEADERSHIP SQ 211 N ROBINSON STE 1600-S
OKLAHOMA CITY OK 73102
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Randall Nelson
918-382-9250

2. A. General Assessment (item 2e from page 2) $ **10,871**

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (**5,172**)
   07/26/2016
   Date Paid

   C. Less prior overpayment applied   (**0**)

   D. Assessment balance due or (overpayment)   **5,699**

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   **0**

   F. Total assessment balance and interest due (or overpayment carried forward) $ **5,699**

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❏   Funds Wired ❏ $ **5,699**
      Total (must be same as F above)

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wells Nelson & Associates, LLC
(Name of Corporation, Partnership or other organization)

Edward F. Wells (Authorized Signature)

Dated the **27** day of **January** , 20**17** .

Edward F. Wells, President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __4,690,478__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. **183,781**

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **147,298**

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **10,929**

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

        Enter the greater of line (i) or (ii) **10,929**

        Total deductions **342,008**

2d. SIPC Net Operating Revenues $ __4,348,470__

2e. General Assessment @ .0025 $ __10,871__

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